U.S [barcode] OMMISSION
.9

11017035

04 e 3/2/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
2011 MAR -2 AM 9:42
SEC / TM

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

SEC FILE NUMBER
8-37180

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Advisors, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Lombardo 314-875-2349
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

10 South Broadway	St. Louis	MO	63102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Philip Lombardo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Advisors, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

MICHAEL D. RAMSEY
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: September 08, 2014
Commission Number: 10014631

Name: Philip Lombardo
Title: Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Note: The table of contents was incorporated within the audited financial statements.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers
Wells Fargo Advisors, LLC:

We have audited the accompanying consolidated statement of financial condition of Wells Fargo Advisors, LLC, and subsidiaries (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of the consolidated statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Advisors, LLC and subsidiaries as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2011

WELLS FARGO ADVISORS, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Consolidated Statement of Financial Condition
December 31, 2010
(In thousands)

Assets		
Cash and cash equivalents	$	559,864
Cash segregated under federal and other regulations		40,134
Securities purchased under agreements to resell		987,090
Receivable from brokers, dealers and clearing organizations		291,104
Securities owned, at fair value		1,239,364
Property, equipment and leasehold improvements, net		294,552
Receivable from affiliates		4,224
Loans and notes receivable from financial advisors, net		2,592,997
Goodwill and intangible asset, net		1,331,572
Other assets		307,005
Total assets	$	7,647,906
Liabilities and Member's Equity		
Short-term borrowings	$	127
Securities sold under agreements to repurchase		164,354
Payable to brokers, dealers and clearing organizations		9,401
Payable to customers		14,974
Securities sold, not yet purchased, at fair value		155,382
Payable to affiliates		79,667
Accrued compensation and benefits		388,859
Deferred compensation plan liabilities		928,372
Accrued expenses and other liabilities		494,086
Total liabilities		2,235,222
Commitments and contingent liabilities (see Note 17)		
Member's equity		5,412,684
Total liabilities and member's equity	$	7,647,906

See accompanying notes to Consolidated Statement of Financial Condition.

WELLS FARGO ADVISORS, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Consolidated Statement of Financial Condition

December 31, 2010

(Dollars in thousands, except where noted)

(1) Organization and Basis of Presentation

Wells Fargo Advisors, LLC (the Company), is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), wholly owned consolidated subsidiary of Wells Fargo & Company (Wells Fargo). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are the Company, First Clearing, LLC (FCLLC) and Wells Fargo Advisors Financial Network, LLC (FINET).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), a futures commission merchant with the Commodity Futures Trading Commission (CFTC), and is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and the Securities Investors Protection Corporation (SIPC). The Company's business activities include securities and commodities brokerage, investment advisory and asset management services.

The Company clears substantially all customer security transactions through FCLLC on a fully-disclosed basis. The Company clears its commodities transactions through Prudential Bache Commodities, LLC on a fully-disclosed basis. The Company self-clears its foreign currency denominated security transactions and certain repurchase and reverse repurchase agreements. The Consolidated Statement of Financial Condition includes the accounts of Wells Fargo Advisors, LLC and its subsidiaries. All material intercompany balances have been eliminated in consolidation.

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition and amounts of income and expense during the reporting period. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Customers' securities transactions are recorded on a settlement date basis. Customer securities and commodities positions are not reflected in the Consolidated Statement of Financial Condition as the Company does not have title to these assets.

Securities owned and securities sold, not yet purchased are carried at fair value.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. These transactions are primarily repurchase agreements of U.S. government and agency securities and corporate bonds. The Company offsets resale agreements and repurchase agreements with the same counterparty executed under legally enforceable netting agreements that meet the accounting requirements of the right of offset. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. It is the Company's policy to obtain possession or control of securities purchased under agreements to resell.

Fair Value

Securities purchased under agreements to resell, receivable from brokers, dealers and clearing organizations, receivable from affiliates, loans and notes receivable from financial advisors, short-term borrowings, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, payable to customers, and payable to affiliates are recorded at amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Consolidated Statement of Financial Condition into a fair value hierarchy as defined by U.S. generally accepted accounting principles. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 7).

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives which generally range from three to eight years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease. The Company periodically reviews the estimated useful lives of its fixed assets.

Goodwill and Intangible Asset

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is tested annually, or more frequently under certain conditions, for impairment at the reporting unit level. If the fair value of the reporting unit exceeds its carrying value, its goodwill is not deemed to be impaired. If the fair value is less than the carrying value, a further analysis is required to determine the amount of impairment, if any. The Company has only one reporting unit for purposes of valuing its goodwill.

Identified intangible assets that have a finite useful life are amortized in a manner that approximates the estimated decline in the economic value of the identified intangible assets. Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate the recorded amount is not recoverable. If the valuation of the intangible assets of the Company is less than their carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purposes. However, certain states and foreign jurisdictions do subject the Company to entity-level taxation as a single member limited liability company; therefore, the related state and foreign taxes have been provided on a small portion of the Company's taxable income.

Other

Other assets consist primarily of accrued revenue, interest receivable and prepaid and deferred expenses. Accrued expenses and other liabilities consist primarily of vendor payables.

(3) Cash Segregated Under Federal and Other Regulations

At December 31, 2010, cash of $40,134 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). At December 31, 2010, cash or securities were not required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or contracts.

(4) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2010:

Receivable from brokers, dealers and clearing organizations:		
Receivable from broker-dealer	$	291,104
Payable to brokers, dealers and clearing organizations:		
Payable to broker-dealer	$	9,012
Other		389
	$	9,401

(5) Payable to Customers

At December 31, 2010, payable to customers represent customer credits of $14,974 arising in connection with normal cash transactions.

(6) Loans and Notes Receivable from Financial Advisors

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment incentives and amounts provided for attaining certain production levels, assets under management, and current client financial plans. Certain amounts provided to financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the financial advisor's gross production or on a fixed repayment schedule. The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from financial advisors who are no longer employed by the Company. Loans and notes receivable from financial advisors are reported net of the allowance for doubtful accounts of $59,194 at December 31, 2010.

(7) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2010, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned	Securities sold, not yet purchased
Bankers' acceptances, commercial paper, and certificates of deposit	$ 11,685	$ 721
U.S. government and agency obligations	165,473	105,876
State and municipal government obligations	132,943	3,002
Corporate obligations	71,230	40,042
Stocks and warrants	858,033	5,741
Total	$ 1,239,364	$ 155,382

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

Where significant inputs are unobservable in the market due to limited activity or a less liquid market, securities valued using models with such inputs are classified in Level 3 of the fair value hierarchy. The Company has no assets classified in Level 3.

The Company evaluates the significance of transfers between levels based upon the financial instruments and size of the transfer relative to total assets, total liabilities or total income. For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1 or 2.

The balances of assets and liabilities measured at fair value as of December 31, 2010, are as follows:

	Total	Level 1	Level 2
Banker's acceptances, commercial paper, and certificates of deposit	$ 11,685	$ -	$ 11,685
U.S. government & agency obligations	165,473	48,186	117,287
State and municipal government obligations	132,943	-	132,943
Corporate obligations	71,230	-	71,230
Stocks and warrants	858,033	-	858,033
Securities Owned	$ 1,239,364	$ 48,186	$ 1,191,178
Cash equivalents *	100,000	100,000	-
Total	$ 1,339,364	$ 148,186	$ 1,191,178
Banker's acceptances, commercial paper, and certificates of deposit	$ 721	$ -	$ 721
U.S. government & agency obligations	105,876	105,876	-
State and municipal government obligations	3,002	-	3,002
Corporate obligations	40,042	-	40,042
Stocks and warrants	5,741	-	5,741
Securities sold, not yet purchased	$ 155,382	$ 105,876	$ 49,506

* represents money market fund investments

(8) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2010:

Property and leasehold improvements	$ 326,742
Communications and computer equipment	5,509
Furniture and equipment	35,131
	367,382
Accumulated depreciation and amortization	(72,830)
Total	$ 294,552

(9) Goodwill and Intangible Asset

Goodwill and intangible asset consists of the following at December 31, 2010:

Goodwill	$	1,083,001
Intangible asset, net		248,571
	$	1,331,572

On December 31, 2009, Wells Fargo acquired the 23% non-controlling interest in the Company from Prudential Financial, Inc. for cash. With Wells Fargo acquiring a 100% ownership in the Company, push-down accounting was applied and the appropriate fair value adjustments to assets acquired, liabilities assumed, and related goodwill associated with Wells Fargo's December 31, 2008 acquisition of Wachovia (including its retail brokerage operations) were reflected in the Company's Consolidated Statement of Financial Condition. These fair value adjustments included costs associated with involuntary employee terminations, contract terminations and closing duplicate facilities. These costs and exit reserves were estimates and were subject to change as the actual exit plans were executed. With the completion of these exit plans in 2010, estimated reserves in excess of actual costs were reversed against goodwill, resulting in a corresponding decrease to member's equity of $8,671.

At December 31, 2010, the gross carrying value of the brokerage relationship intangible asset and the related accumulated amortization amounted to $389,000 and $140,429, respectively. This intangible asset has an accelerated amortization period of ten years.

The Company's most recent impairment evaluation indicated that neither the Company's goodwill nor intangible assets was impaired.

(10) Short-term Financing

Short-term borrowings consist of $127 in outstanding bank drafts as of December 31, 2010.

At December 31, 2010, the Company had available $250,000 in an uncommitted unsecured line of credit with an unaffiliated financial institution. The full amount of the line of credit is also available to FCLLC and WSFH. At December 31, 2010, neither the Company, FCLLC nor WSFH had any balances outstanding on the unaffiliated line of credit.

In addition, the Company had available $1,000,000 in an uncommitted secured line of credit with Wells Fargo Bank, N.A., an affiliated financial institution. The line of credit with Wells Fargo Bank, N.A. is collateralized by securities owned by the Company. The entire line of credit with Wells Fargo Bank, N.A. is also available to FCLLC. At December 31, 2010, neither the Company nor FCLLC had any balances outstanding on this line of credit.

In addition, the Company had available $50,000 in an uncommitted unsecured line of credit with Everen Capital Corporation (Everen), an affiliated institution. At December 31, 2010, the Company had a $50,000 balance outstanding on this line of credit which is included on a net basis in payable to affiliates in the Consolidated Statement of Financial Condition.

At December 31, 2010, the Company had $500,000 available in an uncommitted unsecured line of credit with WSFH. At December 31, 2010, the Company had no borrowings outstanding on the line of credit.

(11) Subordinated Borrowings

The Company has a $300,000 subordinated revolving line of credit with Wells Fargo. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid no later than December 19, 2013.

Borrowings under this subordinated line would be included in computing net capital under the SEC's Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. There were no borrowings on this subordinated note during 2010.

(12) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the net capital requirements of CFTC Regulation 1.17. At December 31, 2010, the Company had net capital of $783,004 which was $781,504 in excess of its required net capital of $1,500.

The Consolidated Statement of Financial Condition as of December 31, 2010 reflects $36,882 of assets and liabilities attributable to subsidiaries and the elimination of intercompany balances which are not reflected in the Unaudited Statement of Financial Condition contained in Part II of Form X-17A-5, which is prepared on an unconsolidated basis (see Note 16).

(13) Retirement and Deferred Compensation Plans

Retirement Plans

Substantially all employees of the Company with one month of service are eligible to participate in a matched savings plan. This plan permits eligible employees to contribute up to 25% of eligible compensation, as defined. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally dollar for dollar up to 6% of eligible compensation.

In 2009, the 401(k) Plan was amended to permit discretionary profit sharing contributions. Based on 2010 earnings, Wells Fargo committed to make a contribution in shares of common stock to eligible employees' 401(k) Plan accounts equaling 2% of eligible compensation.

Wells Fargo provides a noncontributory qualified defined benefit retirement plan, the Wells Fargo & Company Cash Balance Plan (Cash Balance Plan), which covers eligible employees of the Company. The benefits earned under the Cash Balance Plan were frozen

effective July 1, 2009. On April 28, 2009, the Board of Directors approved amendments to freeze the benefits earned under the Wells Fargo qualified and supplemental Cash Balance Plans and the Wachovia Corporation Pension Plan, a cash balance plan that covered eligible employees of the legacy Wachovia Corporation, and to merge the Wachovia Pension Plan into the qualified Cash Balance Plan. These actions became effective on July 1, 2009.

In addition, Wells Fargo provides health care and life insurance benefits for certain retired employees and reserve the right to terminate, modify or amend any of the benefits at any time.

Deferred Compensation Plans

The Company maintains various unfunded deferred compensation plans in which select groups of employees are participants, as defined by the individual plans. Certain plans include awards subject to specific vesting dates or salary deferrals as defined in the individual plans. At December 31, 2010, the liability associated with these plans was $928,372 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

Certain of the deferred compensation plans noted above allow the participants to select a rate of return option which tracks the return on selected financial instruments. The Company attempts to economically hedge its exposure by purchasing investments which track the participants' returns. These assets totaled $847,739 at December 31, 2010, and are included in securities owned, at fair value in the Consolidated Statement of Financial Condition.

(14) Transactions with Affiliated Parties

Services Provided by Affiliates

The Company has entered into service agreements with certain affiliates under which the Company receives certain technology and systems, operations, product support and administrative support services.

The Company has agreements with Wells Fargo and its affiliates for directly billed general and administration services.

The Company had a service agreement with Evergreen Asset Management Co., LLC, (Evergreen Advisor), an affiliated company, under which Evergreen Advisor provided advisory services to the Company. In July 2010, Evergreen Advisor merged with Wells Fargo Fund Distributors, LLC (WF Funds) and this service agreement was terminated.

Clearing Services

The Company has entered into a fully-disclosed clearing agreement with FCLLC to clear substantially all of its securities transactions. FCLLC collects revenues from customers on the Company's behalf from which it deducts its clearing service fees. At December 31, 2010, included in receivable from brokers, dealers, and clearing organizations in the Consolidated

Statement of Financial Condition is $291,104 related to these transactions. FCLLC trades and settles securities on the behalf of the Company. At December 31, 2010, the Company had $9,012 payable to FCLLC related to these securities trading transactions.

Money Market and Bank Sweep

The Company has arrangements with WF Funds, an affiliated mutual fund company, in which it receives various fees for servicing customers invested in WF Funds money market funds. In July 2010, WF Funds merged with Evergreen Investment Management Company (Evergreen), who previously provided these services as an affiliated entity.

The Company has arrangements with affiliated banks under which it offers a bank deposit product to which customers' available cash balances are swept into overnight deposit accounts.

Other

At December 31, 2010, the Company has a demand note receivable from Everen totaling $48,054 which is included on a net basis in payable to affiliates in the Consolidated Statement of Financial Condition.

At December 31, 2010, Wells Fargo Bank, N.A. had $987,000 outstanding with the Company under reverse repurchase agreements.

The Company earns fees from providing support and services in connection with client assets under third-party management, including mutual funds. Certain mutual funds may be affiliated with the Company.

At December 31, 2010, the Company has other amounts net payable to Wells Fargo and other affiliates totaling approximately $73,497.

The transactions with affiliates described above and the effect thereof on the accompanying Consolidated Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(15) Dividends

For the year ended December 31, 2010, the Company did not declare or pay a dividend to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(16) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2010:

	Wells Fargo Advisors, LLC Unconsolidated	Other Subsidiaries	Eliminations/ Other	Wells Fargo Advisors, LLC Consolidated
Total assets	$ 7,684,788	10,869	(47,751)	$ 7,647,906
Member's equity	5,412,684	47,751	(47,751)	5,412,684

The Company prepares Part II of Form X-17A-5 on an unconsolidated basis. Accordingly, $36,882 of assets and liabilities have been excluded from the computation of net capital pursuant to the Net Capital Rule (see Note 12).

(17) Commitments and Contingent Liabilities

Lease Obligations

The Company leases office space primarily related to its branch network and home offices under operating leases expiring at various dates through 2022. Minimum future rental payments required under such leases and minimum future sublease income to be received that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2010 are as follows:

Years ending December 31:	Operating leases	Non-cancelable subleases
2011	$ 196,638	$ 47,299
2012	173,302	46,793
2013	148,739	38,924
2014	124,215	36,847
2015	59,523	2,050
Thereafter	66,670	418

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares rent expense. Expense is allocated to the Company for its share of rent expense incurred under these operating leases and has not been included in the minimum future rental payments above.

Some of the Company's leases contain escalation clauses and renewal options.

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of

management, based on the opinions of counsel, any such liability will not have a material impact on the Company's consolidated financial position.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2010, related to these indemnification clauses.

The Company introduces, on a fully-disclosed basis, substantially all of its customer transactions to an affiliated clearing broker-dealer, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of its clearance agreement. In connection therewith, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. At December 31, 2010, substantially all customer obligations were collateralized by securities with a fair value in excess of the obligations.

(18) Subsequent Event

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2010 through February 23, 2011, the date the Company issued its Consolidated Statement of Financial Condition. Except as discussed below, there have been no material events that would require adjustment in or disclosure to the Consolidated Statement of Financial Condition. On January 1, 2011, 100% of the ownership interest in an affiliate, Wells Fargo Investments (WFI), was contributed to the Company. As of December 31, 2010, WFI had total assets of approximately $1,108,000 and net capital of $359,714. Since this is a transaction between entities under common control, the merger will be accounted for similar to a pooling of interests, with assets and liabilities being transferred at their historical cost basis. WFI retail brokerage customer account transactions were cleared by the Company for the period from January 1, 2011 to January 13, 2011. On January 14, 2011, all WFI retail brokerage account transactions were introduced for clearance and settlement to FCLLC on a fully-disclosed basis.

Consolidated Statement of Financial Condition

Wells Fargo Advisors, LLC

(A Wholly Owned Limited Liability Company of Wachovia Securities Financial Holdings, LLC)

December 31, 2010

(With Report from Independent Registered Public Accounting Firm Thereon)

WELLS FARGO ADVISORS, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Consolidated Statement of Financial Condition

December 31, 2010

(With Report from Independent Registered Public Accounting Firm Thereon)